UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2023

Commission File Number 001-38072

NexGen Energy Ltd.

(Translation of registrant’s name into English)

Suite 3150, 1021 - West Hastings Street

Vancouver, B.C., Canada V6E 0C3

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F   ☐            Form 40-F  ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) £

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) £

INCORPORATION BY REFERENCE

Exhibit 99.1 to this Report on Form 6-K is hereby incorporated by reference as an Exhibit to the Registration Statement on Form F-10 of NexGen Energy Ltd. (File No. 333-266575).

EXHIBIT INDEX

Exhibit	Description

99.1	Equity Distribution Agreement, dated January 6, 2023

99.2	News Release dated January 6, 2023 - NexGen Establishes C$250 Million At the Market Equity Program

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on January 6, 2023.

NEXGEN ENERGY LTD.

By:	/s/ Harpreet Dhaliwal
Name:	Harpreet Dhaliwal
Title:	Chief Financial Officer